

March 27, 2009

Mr. Andrew Caminschi
Chief Financial Officer
KAL Energy, Inc.
World Trade Center, 14th Floor
Jl. Jenderal Sudirman Kav. 29-31
Jakarta, Indonesia

      Re: KAL Energy, Inc.
            Form 10-KSB for the Fiscal Year Ended May 31, 2008
            Filed September 15, 2008
            Form 10-Q for the Fiscal Quarter Ended November 30, 2008
            Filed January 20, 2009
            File No. 333-97201

Dear Mr. Caminschi:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

Management's Discussion and Analysis or Plan of Operation, page 24

1.   We note your auditor's report includes an explanatory paragraph indicating there is substantial doubt about your ability to continue as a going concern. Ordinarily, we believe you would need to include prominent disclosure identifying the

conditions and events that give rise to this assessment, describing your plans to overcome these financial difficulties, and indicating how you intend to generate cash to support your operations during the following twelve months, to comply with FRC § 607.02.

Stock-Based Compensation Expense, page 25

2.   We note that during the year ended May 31, 2008, and in fiscal 2009, you have reduced stock based compensation expense to reflect the impact of grant cancellations. Please clarify whether such cancellations were associated with service or performance conditions that were not met, or which otherwise affected the vesting of the awards, explain the facts and circumstances surrounding these reversals, and identify the specific passages within SFAS 123(R) that you believe correspond to your particular situation.

Financial Statements, page 27

Report of Independent Registered Public Accounting Firm, page 28

3.   We note that your current auditors do not indicate that they audited the inception-to-date information, covering the period from February 21, 2001 (inception) to May 31, 2008, in rendering their opinion. If your auditors are not extending audit coverage to this period, you should label all of the cumulative data in your financial statements as unaudited.

Consolidated Statements of Cash Flows, page 31

4.   Please tell us the origin of the financing activities line item, "Advances on notes receivable." To the extent this line item represents disbursements for loans made by you, these cash outflows may need to be reclassified to investing activities to comply with paragraph 17 of SFAS 95.

Note 4 – Notes Receivable, page 36

5.   Please clarify what you mean when you state that you had not "received confirmation from the holders of the notes." Tell us why this event would result in you enacting your rights under the share pledge agreements to change the ownership of GPK and BBM and cause you to question the collectability of the note receivable balances.

Note 7 – Intangible Assets, page 37

6.   We note that in accounting for the purchase of Thatcher Mining Pte. Ltd., based on your disclosure in Note 10, you assigned $12,718,168 to an intangible asset, representing agreements with Pt Graha Panca Karsa (PT GPK) and PT Bunyut Bara Mandiri (PT BBM) to provide mining services in exchange for a share of the revenues derived from coal sales from the concessions held by these two entities. Further, we note that you reduced this amount by $5,632,462 of negative goodwill, resulting in a net allocation of $7,085,706, and are amortizing this intangible asset over a 20 year life.

Please submit the analysis that you prepared, identifying all pertinent factors you considered to arrive at the estimated useful life; it should be clear how you considered the terms of the exploration licenses held by PT GPK and PT BBM in arriving at this estimate, particularly, the fact that the licenses for both concessions expired on September 14, 2008, as you disclose. Tell us the extent of your experience in applying for extensions, on these properties or others, and having these requests granted by the Indonesian government. Refer to paragraph 11 of SFAS 142 for guidance.

Finally, please explain to us how you concluded that the current legal issues surrounding these concessions has not impacted the recoverability of this intangible asset when conducting the impairment testing prescribed under paragraph 15 of SFAS 142, and required under paragraph 8(e) of SFAS 144, given your financial results.

Note 10- Business Combination, page 39

7.   We note your disclosure stating that the cost of the Thatcher acquisition was $6,400,000 and that goodwill of $6,421,929 was recorded. Please reconcile this statement with the information presented in your purchase price allocation table, indicating the cost of the investment was $7,025,000 and *negative* goodwill of $5,632,562 was recorded.

8.   Given your discussion about negative goodwill, the amounts presented in your purchase price allocation appear to be intermediary amounts determined in the process of allocating the purchase price and that you would need to replace certain figures shown with the ultimate amounts assigned to comply with paragraph 51(e) of SFAS 141.

Further, tell us why the figure of $12,657,462 is identified as total acquisition costs in your tabulation of negative goodwill.

Engineering Comments

General

9.   We note that your website and some press releases refer to or use the terms
        "measured," "indicated," and "inferred," resources. If you continue to make such
        references on your web site or in press releases, please accompany such
        disclosure with the following cautionary language or provide a legal disclaimer
        tab or page:

>   "Cautionary Note to U.S. Investors -The United States Securities and
>   Exchange Commission permits U.S. mining companies, in their filings
>   with the SEC, to disclose only those mineral deposits that a company can
>   economically and legally extract or produce. We use certain terms on this
>   website (or press release), such as "measured," "indicated," and "inferred"
>   "resources," which the SEC guidelines generally prohibit U.S. registered
>   companies from including in their filings with the SEC. U.S. Investors are
>   urged to consider closely the disclosure in our Form 10-K which may be
>   secured from us, or from our website at http://www.sec.gov/edgar.shtml."

        Please indicate the location of this disclaimer in your response.

10.   We also see that your web site contains disclosure about adjacent or other
        properties on which you appear to have no right to explore or mine. Accordingly,
        it would be helpful for you to include the following cautionary language along
        with such information:

>   "This web site contains information about adjacent properties on which
>   we have no right to explore or mine. We advise U.S. investors that the
>   SEC's mining guidelines generally prohibit information of this type in
>   documents filed with the SEC. U.S. investors are cautioned that mineral
>   deposits on adjacent properties are not necessarily indicative of mineral
>   deposits on our properties."

        Please indicate the location of this disclaimer in your response.

Current Activities, page 5

11.   At various locations in your disclosure, you use terms such as measured,
        indicated, and inferred and/or geological resources in reference to quantity/quality
        estimates. The guidance in Instruction 3 to paragraph (b) (5) of Industry Guide 7
        generally precludes disclosure of mineralization other than proven or probable
        reserves for disclosure in SEC documents. As such, it appears that you would
        need to remove non-reserve terminology and the related quantity/quality
        estimates from your filing.

Filing Status, page 6

12.   Please change the address you disclose for the U. S. Securities and Exchange Commission's public reference rooms to 100 F Street NE Washington D.C. 20549.

Coal, page 21

13.   You refer to a JORC compliant report establishing the quantity and quality estimates for your coal resources. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of mineralization that you have designated as reserves, pursuant to paragraph (c) of Industry Guide 7 and Rule 12b-4 of the Exchange Act. Please ensure that the information you provide includes at least the following:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

If you would like this supplemental material returned to you, please make a written request with the letter of transmittal and follow the guidance in Rule 418(b) of Regulation C. It would also be helpful to include pre-addressed shipping labels and packaging to facilitate the return of the supplemental information if desired.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Biographical Information of Directors and Executive Officers, page 51

14.   Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, we would ordinarily expect you to include a risk factor disclosure explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry.

In this instance, please also clarify that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director